================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                            METROCALL HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   59164X 10 5
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010


                                 WITH A COPY TO:


                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                NOVEMBER 18, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                                    Page 1

NY2:\1342747\06\ss2j06!.DOC\76830.0256
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

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  59164X 10 5                                                                  13D
----------------------------------------------------------------------------------                ---------------------------------
---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   WebLink Wireless, Inc.

                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a) [x]
                                                                                                                   (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      OO (see Item 3)

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEM 2(d) OR 2(e):                                                                  [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 525,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            525,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   525,000 (see Item 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.57%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------

                                       2

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  59164X 10 5                                                                  13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   WebLink Wireless, LP

                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a) [x]
                                                                                                                   (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      OO (see Item 3)

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                         [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Texas

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 525,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            525,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   525,000 (see Item 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.57%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   PN

---------------------- ----------------------------------------------------------- ------------------------------------------------

                                       3

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  59164X 10 5                                                                  13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation

                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a) [x]
                                                                                                                   (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      OO (see Item 3)

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEM 2(d) OR 2(e):                                                                  [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 525,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            525,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   525,000 (see Item 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.57%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------

Item 1.    Security and Issuer.
           -------------------

           This Statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Metrocall Common Stock"), of Metrocall Holdings, Inc., a Delaware corporation ("Metrocall"). The address of the principal executive office of Metrocall is 6677 Richmond Highway, Alexandria, Virginia.

Item 2.    Identity and Background.
           -----------------------

           This Statement is being filed by Leucadia National Corporation ("Leucadia") and its subsidiaries, WebLink Wireless, Inc. ("WebLink Inc.") and WebLink Wireless I, LP ("Weblink LP" and collectively with Leucadia and WebLink Inc., the "Beneficial Owners"). As discussed in Item 5 below, the Beneficial Owners are members of a group with respect to the Metrocall Common Stock.

           (a)-(c) WebLink Inc. is a Delaware corporation with its principal office at 3333 Lee Parkway, Suite 100, Dallas, Texas 75219. Subject to the transaction being reported in this Schedule 13D, WebLink Inc., through its subsidiary WebLink LP, was a wireless messaging and paging provider. Approximately 80.2% of the outstanding common stock of WebLink Inc. is owned by Leucadia.

           WebLink LP is a Texas limited partnership with its principal office at 3333 Lee Parkway, Suite 100, Dallas, Texas 75219. Subject to the transaction being reported in this Schedule 13D, WebLink LP was a wireless messaging and paging provider. The general partner of WebLink LP is WebLink Inc. and the limited partners are PageMart PCS, Inc., PageMart II, Inc., Telephone North, Inc. and Leucadia Link, Ltd.

           Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a diversified holding company engaged in a variety of businesses, including telecommunications, banking and lending, manufacturing, real estate activities, winery operations, development of a copper mine and property and casualty reinsurance. Approximately 26.5% of the common shares of Leucadia outstanding at November 12, 2003 (including shares issuable pursuant to currently exercisable warrants) is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 1.6% of the common shares of Leucadia beneficially owned by trusts for the benefit of Mr. Steinberg's children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundations. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of Leucadia.

           The following information with respect to each executive officer and director, if any, of the Beneficial Owners is set forth in Schedule A hereto:
(i) name, (ii) business address, (iii) citizenship, (iv) present principal occupation or employment and (v) name of any corporation or other organization in which such employment is conducted.

           Additional information is included in the response to Item 3 of this
Schedule 13D, which Item is incorporated herein by reference.

           (d)-(f) During the last five years, none of the Beneficial Owners and, to their knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. To the knowledge of the Beneficial Owners, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           On November 18, 2003, pursuant to an asset purchase agreement among WebLink LP, WebLink Inc. Metrocall, Inc., a Delaware corporation ("Metrocall Inc.") and Metrocall (the "Asset Purchase Agreement"), WebLink Inc. sold the substantial majority of its operating assets relating to its narrowband wireless data network in the United States to Metrocall. In addition, Metrocall, Metrocall Inc., Weblink Inc., WebLink LP, PageMart II Holdings LLC and PageMart PCS Holdings LLC entered into a Management and Spectrum Lease Agreement dated November 18, 2003 (the "Management Agreement") under which WebLink LP will provide certain services and lease to Metrocall the spectrum usage rights granted under FCC licenses pending the FCC's approval of the transfer of such licenses to Metrocall. As consideration for these transactions WebLink LP received 500,000 shares of Metrocall Common Stock and two warrants to purchase an aggregate of 125,000 shares of Metrocall Common Stock (each individually a "Warrant" and collectively, the "Warrants"). One of the Warrants entitles WebLink LP to immediately purchase 25,000 shares of Metrocall Common Stock at an exercise price of $40 per share. The second Warrant entitles WebLink LP to purchase 100,000 shares of Metrocall Common Stock at an exercise price of $40 per share, with the right to purchase these shares vesting annually in equal increments of 25,000 shares of Metrocall Common Stock commencing on November 18, 2004; however any unvested rights to purchase Metrocall Common Stock will vest immediately upon receipt of approval of the Federal Communications Commission (the "FCC") of the transfer of such licenses to Metrocall.

           The summaries contained in this Schedule 13D of certain provisions of the Asset Purchase Agreement and the Management Agreement are qualified in their entirety by reference to the Asset Purchase Agreement and the Management Agreement, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Item 4.     Purpose of the Transaction.
            --------------------------

           WebLink Inc.'s purpose in entering into this transaction was to receive fair value for the sale of the substantial majority of its operating assets. WebLink Inc. received a large equity position in Metrocall that WebLink Inc. believes should allow it to realize the benefits of Metrocall's scale and benefit from the ability to strip out redundant operating costs.

           Subject to and depending upon availability at prices deemed favorable by the Beneficial Owners, the Beneficial Owners, directly or through their respective subsidiaries, may liquidate their interest in the securities of Metrocall or purchase additional shares of Metrocall Common Stock, in either case from time to time in the open market, in privately negotiated transactions with third parties or otherwise.

           Additional information is included in the response to Item 3 of this
Schedule 13D, which Item is incorporated herein by reference.

           Except as set forth above, the Beneficial Owners have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

           (a) As of November 18, 2003, the Beneficial Owners beneficially owned the following shares of Metrocall Common Stock:

           (i) WebLink LP is the direct owner of 500,000 shares of Metrocall Common Stock and an immediately exercisable Warrant to purchase 25,000 shares of Metrocall Common Stock representing approximately 9.57% of the 5,486,160 shares of Metrocall Common Stock outstanding after giving effect to issuances of Metrocall Common Stock and the immediately exercisable Warrant pursuant to the Asset Purchase Agreement and Management Agreement (the "Outstanding Shares").

           (ii) By virtue of being the general partner of WebLink LP, for purposes of this Schedule 13D, WebLink Inc. may be deemed to share voting and dispositive power with respect to the shares of Metrocall Common Stock and the immediately exercisable Warrant, each owned of record by WebLink LP, and therefore may be deemed to be a beneficial owner of all of the shares of Metrocall Common Stock and the immediately exercisable Warrant beneficially owned by WebLink LP.

           (iii) By virtue of its ownership of approximately 80.2% of the outstanding shares of WebLink Inc., for purposes of this Schedule 13D, Leucadia may be deemed to share voting and dispositive power with respect to the shares of Metrocall Common Stock and the immediately exercisable Warrant beneficially owned by WebLink Inc., and therefore may be deemed to be a beneficial owner of all of the shares of Metrocall Common Stock and the immediately exercisable Warrant beneficially owned by WebLink Inc.

           (iv) By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to share voting and dispositive powers with respect to the shares of Metrocall Common Stock and the immediately exercisable Warrant beneficially owned by Leucadia and therefore may be deemed to be beneficial owners of all of the shares of Metrocall Common Stock and the immediately exercisable Warrant beneficially owned by Leucadia.

           (v) Except as set forth in Paragraph (i) through (iv) of this Item 5(a), to the best knowledge of the Beneficial Owners, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of Metrocall Common Stock.

           (b) Item 5(a) is incorporated herein by reference.

           (c) Except as otherwise described herein, none of the persons identified pursuant to Item 2 above has effected any transactions in Metrocall Common Stock during the past sixty days.

           (d) Not applicable.

           (e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with
           -------------------------------------------------------------
           Respect to Securities of the Issuer.
           ------------------------------------

           Reference is made to the Asset Purchase Agreement, Management Agreement and Warrants described in Item 3 above, a copy of each of which is filed as an exhibit hereto and is incorporated herein by reference.

           On November 18, 2003, pursuant to the Asset Purchase Agreement, WebLink LP entered into a registration rights agreement with Metrocall (the "Registration Rights Agreement") by which Metrocall has granted WebLink LP certain rights to obligate Metrocall to register for sale under the Securities Act of 1933, as amended, the shares of Metrocall Common Stock that were issued to WebLink LP pursuant to the Asset Purchase Agreement and those shares that are issuable under the terms of each of the Warrants. The Registration Rights Agreement is filed as an exhibit hereto, and is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           1. Agreement among the Beneficial Owners with respect to the filing of this Schedule 13D.

           2. Asset Purchase Agreement, dated November 18, 2003, by and among WebLink LP, WebLink Inc. Metrocall Inc. and Metrocall.

           3. Management and Spectrum Lease Agreement dated November 18, 2003, by and among Metrocall, Metrocall Inc., Weblink Inc., WebLink LP, PageMart II Holdings LLC and PageMart PCS Holdings LLC.

           4. Registration Rights Agreement, dated November 18, 2003, by and between WebLink LP and Metrocall.

           5. Common Stock Purchase Warrant, dated November 18, 2003.

           6. Common Stock Purchase Warrant, dated November 18, 2003.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  November 26, 2003




                          WEBLINK WIRELESS I, L.P.

                          By: WEBLINK WIRELESS, INC., its general partner


                          By: /s/ David Larsen
                             --------------------------------------------------
                             Name: David Larsen
                             Title:   President and Chief Executive Officer

                          WEBLINK WIRELESS, INC.


                          By:  /s/ David Larsen
                             ---------------------------------------------------
                              Name:   David Larsen
                              Title:  President and Chief Executive Officer

                          LEUCADIA NATIONAL CORPORATION

                          By: /s/ Joseph A. Orlando
                             --------------------------------------------------
                             Name: Joseph A. Orlando
                             Title: Vice President and Chief Financial Officer

                                   SCHEDULE A

Directors and Executive Officers of WebLink LP, WebLink Inc. and Leucadia
-------------------------------------------------------------------------

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of WebLink Inc. and Leucadia. While WebLink LP maintains operations and employees, WebLink LP does not have any directors and executive officers and is managed solely by its general partner, WebLink Inc. To the knowledge of the Beneficial Owner, each person listed below is a United States citizen.

           For purposes of this Schedule A, WebLink Inc. is "(a)", and Leucadia is "(b)".

                                                                                                 Principal Occupation or
Name and Business Address                       Directorships       Offices                      Employment
-------------------------                       -------------       -------                      ------------------------

 Ian M. Cumming                                 (a) and (b)         Chairman of the Board        Chairman of the Board of (b)
c/o Leucadia National Corporation                                   of (b)
529 E. South Temple
Salt Lake City, Utah  84102

Joseph S. Steinberg                             (a) and (b)         President of (b)             President of (b)
c/o Leucadia National Corporation
315 Park Avenue South
New York, NY 10010

Paul M. Dougan                                  (b)                 --                           President and Chief Executive
c/o Equity Oil Company                                                                           Officer of Equity Oil Company (a
10 West 300 South                                                                                company engaged in oil and gas
Salt Lake City, Utah  84102                                                                      exploration and production having
                                                                                                 an office in Salt Lake City, Utah)

Lawrence D. Glaubinger                          (b)                 --                           Private Investor; President of
c/o Lawrence Economic                                                                            Lawrence Economic Consulting Inc.,
Consulting, Inc.                                                                                 (a management consulting firm)
P.O. Box 3567 Hallandale Beach, FL 33008

James E. Jordan                                 (b)                 --                           Managing Director of Arnhold and
c/o Arnhold and S. Bleichroeder Advisors, Inc.                                                   S. Bleichroeder Advisors, Inc. (a
1345 Avenue of the Americas                                                                      company engaged in asset
New York, N.Y.  10105                                                                            management services)



                                       10

                                                                                                 Principal Occupation or
Name and Business Address                       Directorships       Offices                      Employment
-------------------------                       -------------       -------                      ------------------------

Jesse Clyde Nichols, III                        (b)                 --                           Retired Investor
4945 Glendale Road
Westwood Hills, KS 66205

Thomas E. Mara                                  --                  Executive Vice President     Executive Vice President and
c/o Leucadia National Corporation                                   and  Treasurer of (b)        Treasurer of (b)
315 Park Avenue South
New York, NY 10010

Joseph A. Orlando                               (a)                 Vice President and Chief     Vice President and Chief Financial
c/o Leucadia National Corporation                                   Financial Officer of (b)     Officer of (b)
315 Park Avenue South
New York, NY 10010

Mark Hornstein                                  --                  Vice President and Asst.     Vice President and Asst. Secretary
c/o Leucadia National Corporation                                   Secretary of (b)             of (b)
315 Park Avenue South
New York, NY 10010

Philip M. Cannella                              --                  Asst. Vice President         Asst. Vice President of (b)
c/o Leucadia National Corporation                                   of (b)
315 Park Avenue South
New York, NY 10010

Barbara L. Lowenthal                            --                  Vice President and           Vice President and Comptroller of
c/o Leucadia National Corporation                                   Comptroller of (b)           (b)
315 Park Avenue South
New York, NY 10010

H. E. Scruggs                                   --                  Vice President of (b)        Vice President of (b)
c/o Leucadia National Corporation
315 Park Avenue South
New York, NY 10010

Laura E. Ulbrandt                               --                  Secretary of (b)             Secretary of (b)
c/o Leucadia National Corporation
315 Park Avenue South
New York, NY 10010

David Larsen                                    (a)                 President and Chief          President and Chief Executive
c/o Leucadia National Corporation                                   Executive Officer of (a)     Officer of (a)
315 Park Avenue South
New York, NY 10010

Kelly Prentiss                                  --                  Chief Financial Officer of   Chief Financial Officer of (a)
c/o WebLink Wireless, Inc.                                          (a)
3333 Lee Parkway, Suite 100, Dallas, Texas
75219




                                       11